Exhibit 99.1

Jeffs’ Brands: After Successful Merger, Fort Technology Announces Record First Six Months for its Fully Owned Subsidiary with Revenues of $4.9 Million Representing Approximately a 10% Growth from the Same Period in 2024

Tel Aviv, Israel, Aug. 29, 2025 (GLOBE NEWSWIRE) -- Jeffs' Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced today that Fort Technology Inc.(“Fort”) (TSXV: FORT), a TSX Venture Exchange-listed company in which Jeffs’ Brands holds 75.02%, has published unaudited interim financial statements for its fully owned subsidiary Fort Products Limited ("Fort Products"), for the six months ended June 30, 2025.

Fort’s revenues for the first six months of 2025 amounted to approximately $4.9 million, compared to approximately $4.4 million in the same period in 2024, representing year-over-year growth of  approximately 10%.

Revenues for the second quarter of 2025 totaled to approximately $2.6 million, compared to approximately $2.5 million in the second quarter of 2024, representing year-over-year growth of approximately 3%.

Fort recently announced a private placement of convertible notes (the “Convertible Notes”) for gross proceeds of CAD 5,000,000. The Convertible Notes will mature on the date that is 2 years from the date of issuance and bear interest at 10% per annum, payable quarterly with the first payment being for the period from the closing to September 30, 2025.

The financial performance of Fort may not be indicative of the financial performance of Jeffs Brands on a consolidated basis. Actual performance could differ.

About Fort Technology

Fort Technology Inc. operates a business as an established manufacturer and seller specializing in a range of amateur and professional products for the pest control and remedial repair industry.

About Jeffs’ Brands

Jeffs’ Brands aims to transform the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms are based only on the Company’s current beliefs, expectations and assumptions regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com